FORM 15

 Certification and Notice of Termination of Registration under Section 12(g)
   or Suspension of Duty to File Reports Under Sections 13 and 13(d) of the
                           Securities Exchange Act

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        Commission File Number 0-15710

                       CENTURY PENSION INCOME FUND XXIV
            (Exact name of registrant as specified in its charter)

                               55 Beattie Place
                                P.O. Box 1089
                       Greenville, South Carolina 29602
                       Telephone Number (864) 239-1000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Units of Limited Partnership Interest
           (Title of each class of securities covered by this Form)

                                     None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)     (x)         Rule 12h-3(b)(1)(ii)   ( )
                  Rule 12g-4(a)(1)(ii)    ( )         Rule 12h-3(b)(2)(i)    ( )
                  Rule 12g-4(a)(2)(i)     ( )         Rule 12h-3(b)(2)(ii)   ( )
                  Rule 12g-4(a)(2)(ii)    ( )         Rule 15d-6             ( )
                  Rule 12h-3(b)(1)(i)     ( )

Approximate number of holders of record as of the certification or notice date:

                                     None

Pursuant to the requirements of the Securities Exchange Act of 1934 Century Pension Income Fund XXIV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                          CENTURY PENSION INCOME FUND XXIV

                                          BY: Fox Partners VI
                                              Its General Partner

                                          BY: FOX CAPITAL MANAGEMENT CORPORATION
                                              Managing General Partner

DATE:                                     BY: /s/ Patrick J. Foye
                                              Patrick J. Foye
                                              Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed under the signature.